VIA EDGAR

October 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Office of Trade and Services

Re:	StoneMor Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 25, 2021

File No. 001-39172

Gentlemen:

StoneMor Inc. (the “Company”) has now received your letter dated September 23, 2021 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020. In order to allow time to prepare an appropriate response, the Company requests an extension of ten (10) business days from the date the letter was received (October 13, 2021) in which to submit its response. With that extension, the response would be due on October 27, 2021.

If you or any other member of the staff have any questions, please do not hesitate to contact the undersigned at (215) 826-2800. We look forward to your response.

Very truly yours,

/s/ Jeffrey DiGiovanni
Jeffrey DiGiovanni,
Senior Vice President and
Chief Financial Officer

3331 Street Road, Suite 200 • Bensalem, PA 19020

215-826-2800 • www.StoneMor.com